UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 000-52607

Universal Biosensors, Inc.

(Exact name of registrant as specified in its charter)

Delaware	98-0424072
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Universal Biosensors, Inc. 1 Corporate Avenue, Rowville, 3178, Victoria Australia	Not Applicable
(Address of principal executive offices)	(Zip Code)

Name: Salesh Balak

Telephone: +61 3 9213 9000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report contains disclosure provided pursuant to Rule 13p-1 under the Exchange Act (the “Rule”), requiring every registrant that files reports with the Commission under Sections 13(a) or 15(d) of the Exchange Act, having conflict minerals that are necessary to the functionality or production of a product manufactured or contracted by that registrant to be manufactured, to provide disclosure regarding the origin of the registrant’s conflict minerals on a Form SD. The Rule was mandated by the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 in an effort to curb violence and human rights abuses in the Democratic Republic of the Congo and adjoining countries (“Covered Countries”) because conflict minerals were believed to be financing the conflict in the Covered Countries.

The Rule defines conflict minerals as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. While these minerals have been identified as being used to finance conflict in the Covered Countries, the use of any of these minerals in a product does not necessarily mean that it is financing conflict in the Covered Countries. The Rule requires issuers to determine and to disclose annually whether the minerals that are necessary to the functionality or production of a product manufactured by such issuer originated in the Covered Countries.

Our Conflict Minerals Policy and Procedures

We have adopted a Conflict Minerals Policy that expresses our desire to assist in ending human rights violations in the mining of certain minerals that finance conflict in the Democratic Republic of the Congo and surrounding countries. Pursuant to this policy, we are committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.

In carrying out our policy, we consider the guidance in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas published by the Organization of Economic Cooperation and Development. To ensure compliance with this guidance, we ask our suppliers to undertake reasonable due diligence with their supply chains to assure that specified metals are being sourced only from:

•	Mines and smelters outside the Covered Countries or

•	Mines and smelters which have been certified by an independent third party as conflict free if sourced within the Covered Countries.

The initial phase of our due diligence involves reaching out to our suppliers and understanding where they acquire the materials they provide us. We require that our suppliers provide us with completed EICC-GeSI declarations evidencing that raw materials used to produce gold, tin, tantalum and tungsten, used in the materials to manufacture components and products supplied to UBI, originate from outside the Conflict Region or if they originate from within the Conflict Region, that the mines or smelters be certified as conflict free by an independent third party. In obtaining these declarations from our suppliers, we use the conflict minerals reporting template released by the Electronic Industry Citizenship Coalition (EICC), a coalition of electronics companies, and the Global e-Sustainability Initiative (GeSI), a sustainability-oriented organization focused on the information and communication technology industries.

Upon receipt of these declarations, we review the responses to determine whether each supplier’s representations appear to be accurate. We consider all facts and circumstances related to each supplier’s representations. One factor that we consider is whether the smelter or mine that the supplier identifies as the source of the minerals is outside the Covered Countries. If a smelter or mine was in the Covered Countries, we would consider whether the smelter or mine is on the EICC-GeSI published list of smelters or mines that have been certified by an independent third party audit to be conflict free. Other factors may include whether any of the minerals are from recycled or scrap resources and whether the suppliers are known to do business in the Covered Countries.

If we believe that the minerals supplied to us originate in the Covered Countries or may have originated therein, we will conduct further diligence on our supply chain to determine whether the minerals originated in the Covered Countries. In conducting such a diligence inquiry, we would follow the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our Website

We also publish our annual Conflict Minerals Disclosure and our Conflict Minerals Policy on our website at www.universalbiosensors.com.

Review for the Calendar Year Ended December 31, 2013

Upon a review of our products, we determined that we use gold in strips. Universal Biosensors is a specialist medical diagnostics company focused on the development, manufacture and commercialization of a range of in vitro diagnostic tests for point-of-care use. In vitro diagnostic testing involves the testing of a body fluid or tissue sample outside the body. The diagnostic tests comprise a novel disposable test strip and a reusable meter. The diagnostic tests are small, portable and easy-to-use. The novel electrochemical cell in the test strip is designed to allow for greater accuracy while retaining other critical features including the ability to obtain results quickly using only a small finger prick sample of blood. The process for manufacturing the test strips is designed to be economical and capitalizes on the use of commercially available materials.

We obtain the gold we use in our strips from a single supplier. The supplier provided us with information regarding its supply chain according to the EICC-GeSI template described above. Upon careful review of the supplier’s responses, and all information that we have obtained regarding the supplier, we determined that the gold used in our strips did not originate in the Covered Countries. We believe that our country of origin inquiry as described in this report is reasonable and provides an adequate basis for our conclusion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNIVERSAL BIOSENSORS, INC. (Registrant)
Date: May 30, 2014	/s/ Paul Wright
	By:	Paul Wright
Principal Executive Officer

Date: May 30, 2014	/s/ Salesh Balak
	By:	Salesh Balak
Principal Financial Officer